United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

MATERIAL INFORMATION RELEASE

      Pursuant to the provisions of Article 157, paragraph 4, of Law nº 6,404/76 and CVM Instruction nº 358/2002, ARACRUZ CELULOSE S.A. announces that, on this date, the company received a letter signed by the holders of an indirect controlling stake in Arapar S.A. (“Arapar"), informing us that they had accepted a proposal from Votorantim Industrial S.A. (“VID”), the parent company of Votorantim Celulose e Papel S.A. (“VCP”), for the direct or indirect acquisition, by VID and/or VCP, of 127,506,457 common shares issued by ARACRUZ (“Stock”), representing approximately 28% of this company’s voting capital.

     The letter further stated that, under the terms of the prevailing ARACRUZ shareholders’ agreement, signed by and between Arainvest Participações S.A. (“Arainvest”) and Arapar on February 5, 2003, Arainvest will have up to 90 (ninety) days to decide whether it will exercise its right of first refusal or its tag along right.

     Further information regarding the aforementioned proposal will certainly be forthcoming in specific announcements to be made by the parties involved in the transaction.

Aracruz, August 6, 2008.

Izac Roffé Zagury
Director of Investor Relations

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer